Exhibit (a)(5)(xi)

Daniel Sadeh, Esq.

HALPER SADEH LLP

667 Madison Avenue, 5th Floor

New York, NY 10065

Telephone: (212) 763-0060

Facsimile: (646) 776-2600

Email: sadeh@halpersadeh.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF NEW YORK

RICK TURPIN,	Case No:

Plaintiff,

JURY TRIAL DEMANDED

v.

GENMARK DIAGNOSTICS, INC., KEVIN C. O’BOYLE, DARYL J. FAULKNER, JAMES FOX, LISA GILES, and MICHAEL KAGNOFF,

Defendants.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Plaintiff Rick Turpin (“Plaintiff”), by Plaintiff’s undersigned attorneys, for Plaintiff’s complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff’s own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys.

NATURE OF THE ACTION

1. This is an action against GenMark Diagnostics, Inc. (“GenMark” or the “Company”) and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a), and Rule 14d-9 promulgated thereunder by the SEC, 17 C.F.R. § 240.14d-9, in connection with the proposed acquisition (the “Proposed Transaction”) of GenMark by Geronimo Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc. (“Roche”).

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(e), 78n(d)(4), and 78t(a)) and Rule 14d-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14d-9).

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District, the alleged misstatements entered and the subsequent damages occurred in this District, and the Company conducts business in New York City.1

5. In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6. Plaintiff is, and has been at all relevant times hereto, an owner of Genmark common stock.

[1]	For example, the Company reportedly participated in conferences in New York City in recent years.

7. Defendant GenMark is a molecular diagnostics company that engages in the developing and commercializing molecular panels based on its proprietary eSensor electrochemical detection technology. The Company is incorporated in Delaware. The Company’s common stock trades on the Nasdaq under the ticker symbol, “GNMK.”

8. Defendant Kevin C. O’Boyle (“O’Boyle”) is Chairman of the Board of the Company.

9. Defendant Daryl J. Faulkner (“Faulkner”) is a director of the Company.

10. Defendant James Fox (“Fox”) is a director of the Company.

11. Defendant Lisa Giles (“Giles”) is a director of the Company.

12. Defendant Michael Kagnoff (“Kagnoff”) is a director of the Company.

13. Defendants O’Boyle, Faulkner, Fox, Giles, and Kagnoff are collectively referred to herein as the “Individual Defendants.”

14. Defendants GenMark and the Individual Defendants are collectively referred to herein as the “Defendants.”

SUBSTANTIVE ALLEGATIONS

A.	The Proposed Transaction

15. On March 15, 2021, GenMark and Roche announced that that they had entered into a definitive merger agreement for Roche to acquire GenMark for $24.05 per share in an all-cash transaction. The press release announcing the Proposed Transaction states, in pertinent part:

Roche signs definitive merger agreement with GenMark Diagnostics, Inc., to access novel technology to test for broad range of pathogens with one patient sample

March 15, 2021 02:00 ET | Source: F. Hoffmann-La Roche Ltd

•	Roche to acquire GenMark Diagnostics for US$ 24.05 per share with the expectation to close in the 2nd quarter of 2021

•	GenMark provides molecular diagnostic tests that are designed to detect multiple pathogens from a single patient sample

•

GenMark’s ePlex platform delivers rapid and actionable results so clinicians can determine the cause of infection and the most effective treatment, potentially saving lives and alleviating the healthcare burden. The addition of GenMark’s proprietary multiplex technology complements Roche’s diagnostic offering, addressing a broad range of infectious disease testing needs, including respiratory and bloodstream infections

Basel, 15 March 2021 - Roche (SIX: RO, ROG; OTCQX: RHHBY) and GenMark Diagnostics (NASDAQ: GNMK) today announced that they have entered into a definitive merger agreement for Roche to fully acquire GenMark at a price of US$ 24.05 per share in an all-cash transaction. This corresponds to a total transaction value of approximately US$ 1.8 billion on a fully diluted basis. This price represents a premium of approximately 43% to GenMark’s unaffected closing share price on February 10, 2021, the last trading day before a media report was published speculating about a potential sale process. The merger agreement has been unanimously approved by the boards of directors of GenMark and Roche. Once the acquisition is completed, GenMark’s principal operations will continue at its current location in Carlsbad, California, USA.

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all outstanding shares of GenMark’s common stock, and GenMark will file a recommendation statement containing the unanimous recommendation of the GenMark board that GenMark stockholders tender their shares to Roche.

GenMark’s syndromic panel testing portfolio will complement Roche’s current molecular diagnostics portfolio and the Roche global network will enable expanded reach for GenMark’s products. GenMark’s ePlex system drives lab efficiency through streamlined order-to-reporting workflow and enables better patient outcomes by rapidly diagnosing a patient’s symptoms. Infectious diseases are a leading cause of death globally, and earlier detection of the cause of an infection has been shown to improve patient outcomes and improve key hospital initiatives such as antibiotic stewardship and length of stay.

“Acquiring GenMark Diagnostics will broaden our molecular diagnostics portfolio to include solutions that can provide lifesaving information quickly to patients and their healthcare providers in the fight against infectious diseases,” said Thomas Schinecker, CEO Roche Diagnostics. “Their proven expertise in syndromic panel testing provides faster targeted therapeutic intervention, resulting in improved patient outcomes and reduced hospital stays, and will contribute to Roche’s commitment to helping control infectious diseases and antibiotic resistance. The rapid identification of bloodstream infections and the detection of antimicrobial resistance genes are more essential than ever for hospitals and their patients.”

“As a part of Roche, we can accelerate our mission to enable rapid diagnosis of infectious disease to improve patient outcomes. Together with Roche’s diagnostics healthcare solutions, we will be able to provide a full suite of molecular diagnostic solutions to customers around the world,” said Scott Mendel, CEO of GenMark Diagnostics. “We are thrilled to become a part of Roche and are confident that this is the right path forward for GenMark and our customers.”

GenMark’s Respiratory Pathogen Panels identify the most common viral and bacterial organisms associated with upper respiratory infection, including SARS-CoV-2, complementing Roche’s extensive portfolio of COVID-19 diagnostics solutions.

Terms of the Agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of GenMark’s common stock for US$ 24.05 per share in cash. Following the completion of the tender offer, Roche will acquire all remaining shares at the same price of US$ 24.05 per share in cash through a second step merger.

The transaction is expected to close in the 2nd quarter of 2021 and is subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of GenMark’s common stock and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Citi is acting as financial advisor to Roche and Sidley Austin LLP is acting as legal counsel to Roche. J.P. Morgan Securities LLC is acting as exclusive financial advisor to GenMark and DLA Piper LLP is acting as legal counsel to GenMark.

About GenMark Diagnostics

GenMark Diagnostics is a leading provider of multiplex molecular diagnostic solutions designed to enhance patient care, improve key quality metrics and reduce the total cost-of-care. Utilizing GenMark’s proprietary eSensor® detection technology, GenMark’s eSensor XT-8® and ePlex® systems are designed to support a broad range of molecular diagnostic sample-to-answer tests with compact, easy-to-use workstations and self-contained, disposable test cartridges. GenMark’s ePlex: The True Sample-to-Answer Solution™ is designed to optimize laboratory efficiency and address a broad range of infectious disease testing needs, including respiratory, bloodstream and gastrointestinal infections.

About Roche

Roche is a global pioneer in pharmaceuticals and diagnostics focused on advancing science to improve people’s lives. The combined strengths of pharmaceuticals and diagnostics under one roof have made Roche the leader in personalised healthcare – a strategy that aims to fit the right treatment to each patient in the best way possible.

Roche is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and diseases of the central nervous system. Roche is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management.

Founded in 1896, Roche continues to search for better ways to prevent, diagnose and treat diseases and make a sustainable contribution to society. The company also aims to improve patient access to medical innovations by working with all relevant stakeholders. More than thirty medicines developed by Roche are included in the World Health Organization Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and cancer medicines. Moreover, for the twelfth consecutive year, Roche has been recognised as one of the most sustainable companies in the Pharmaceuticals Industry by the Dow Jones Sustainability Indices (DJSI).

The Roche Group, headquartered in Basel, Switzerland, is active in over 100 countries and in 2020 employed more than 100,000 people worldwide. In 2020, Roche invested CHF 12.2 billion in R&D and posted sales of CHF 58.3 billion. Genentech, in the United States, is a wholly owned member of the Roche Group. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

16. On March 25, 2021, the Company filed a Schedule 14D-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act (the “Solicitation Statement”) with the SEC in connection with the Proposed Transaction.

B.	The Solicitation Statement Contains Materially False and Misleading Statements and Omissions

17. The Solicitation Statement, which recommends that GenMark shareholders tender their shares to Merger Sub in connection with the Proposed Transaction, omits and/or misrepresents material information concerning: (i) the Company’s financial projections; (ii) the financial analyses performed by the Company’s financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), in connection with its fairness opinion; and (iii) the sales process leading up to the Proposed Transaction.

18. The omission of the material information (referenced below) renders the following sections of the Solicitation Statement false and misleading, among others: (i) Background of the Transactions; (ii) Reasons for the Recommendation of the Board; (iii) Recommendation of the Board; (iv) Opinion of the Company’s Financial Advisor; and (v) Company Management’s Unaudited Prospective Financial Information.

19. The tender offer in connection with the Proposed Transaction is set to expire at midnight, New York City time, at the end of April 21, 2021 (the “Expiration Date”). It is imperative that the material information that was omitted from the Solicitation Statement be disclosed to the Company’s shareholders prior to the Expiration Date to enable them to make an informed decision as to whether to tender their shares. Plaintiff may seek to enjoin Defendants from closing the tender offer or the Proposed Transaction unless and until the material misstatements and omissions (referenced below) are remedied. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants’ misconduct.

1.	Material Omissions Concerning the Company’s Financial Projections

20. The Solicitation Statement omits material information concerning the Company’s financial projections.

21. The Solicitation Statement provides a purported table of “risk-adjusted . . . selected unaudited projected financial information for the Company on a standalone basis for calendar years 2021 through 2030 prepared by management in connection with the review of the [Proposed Transaction]” (the “Projections”).

22. With respect to the Projections, the Solicitation Statement fails to disclose: (1) the specific risk adjustments Company management made to derive the risk-adjusted projections; (2) Company management’s inputs and assumptions underlying the risk adjustments; (3) the non-risk-adjusted projections so GenMark shareholders can assess and evaluate the impact the Company’s risk-adjustments had on the Projections; (4) all line items underlying EBITDA; and (5) a reconciliation of all non-GAAP to GAAP metrics.

23. The disclosure of this information is material because it would provide the Company’s shareholders with a basis to project the future financial performance of the Company and would allow shareholders to better understand the financial analyses performed by the Company’s financial advisor in support of its fairness opinion. Shareholders cannot hope to replicate management’s inside view of the future prospects of the Company. Without such information, which is uniquely possessed by Defendant(s) and the Company’s financial advisor, the Company’s shareholders are unable to determine how much weight, if any, to place on the Company’s financial advisor’s fairness opinion in determining whether to tender their shares in connection with the Proposed Transaction.

24. When a company discloses non-GAAP financial metrics in a Solicitation Statement that were relied upon by its board of directors in recommending that shareholders exercise their corporate suffrage rights in a particular manner, the company must also disclose, pursuant to SEC Regulation G, all projections and information necessary to make the non-GAAP metrics not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial metrics disclosed or released with the most comparable financial metrics calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.2

[2]

Mary Jo White, Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html (footnotes omitted) (last visited Apr. 5, 2021) (“And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures

25. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

2.	Material Omissions Concerning J.P. Morgan’s Analyses

26. In connection with the Proposed Transaction, the Solicitation Statement omits material information concerning analyses performed by J.P. Morgan.

27. With respect to J.P. Morgan’s “Public Trading Multiples” and “Selected Transaction Analysis,” the Solicitation Statement fails to disclose the individual multiples and financial metrics of each company and transaction J.P. Morgan observed in its analyses.

28. The Solicitation Statement fails to disclose the following concerning J.P. Morgan’s “Discounted Cash Flow Analysis”: (1) the unlevered free cash flow that the Company is expected to generate during calendar years 2021 through 2030, and all underlying line items; (2) the range of terminal values for the Company; (3) the individual inputs and assumptions underlying the (i) perpetual growth rates ranging from 2.5% to 3.5%, and (ii) discount rates ranging from 10.0% to 12.0%; (3) net cash as of December 31, 2020; and (4) the number of outstanding shares on a fully-diluted basis.

29. The valuation methods, underlying assumptions, and key inputs used by J.P. Morgan in rendering its purported fairness opinion must be fairly disclosed to the Company’s shareholders. The description of J.P. Morgan’s fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses. Without the information described above, the Company’s shareholders are unable to fully understand J.P. Morgan’s fairness opinion and analyses, and are thus unable to determine how much weight, if any, to place on them in determining whether to tender their shares in connection with the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non- GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures.”).

3.	Material Omissions Concerning the Sales Process Leading up to the Proposed Transaction

30. The Solicitation Statement omits material information concerning the sales process leading up to the Proposed Transaction.

31. The Solicitation Statement provides that, during the sales process, the Company entered into confidentiality agreements with multiple potential buyers.

32. The Solicitation Statement, however, fails to disclose the terms of all confidentiality agreements, including whether such agreements contained standstill provisions with “don’t ask, don’t waive” (DADW) provisions (including their time of enforcement) that would preclude interested parties from making superior offers for the Company.

33. Without this information, GenMark shareholders may have the mistaken belief that potential suitors are or were permitted to submit superior proposals for the Company, when in fact they are or were contractually prohibited from doing so. This information is material because a reasonable GenMark shareholder would want to know, prior to tendering their shares in connection with the Proposed Transaction, whether other potential buyers are or were foreclosed from submitting a superior proposal.

34. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s shareholders.

COUNT I

For Violations of Section 14(e) of the Exchange Act

Against All Defendants

35. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

36. Section 14(e) of the Exchange Act states, in relevant part:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

37. During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(e) of the Exchange Act.

38. Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(e) of the Exchange Act. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

39. The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

40. Defendants acted knowingly or with deliberate recklessness in filing or causing the filing of the materially false and misleading Solicitation Statement.

41. By reason of the foregoing, Defendants violated Section 14(e) of the Exchange Act.

42. Because of the false and misleading statements in the Solicitation Statement, Plaintiff is threatened with irreparable harm.

COUNT II

For Violations of Section 14(d)(4) of the Exchange Act and Rule 14d-9 Promulgated

Thereunder

Against All Defendants

43. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

44. Defendants caused the Solicitation Statement to be issued with the intent to solicit shareholder support for the Proposed Transaction.

45. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) states, in relevant part:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

46. SEC Rule 14d-9(d), adopted to implement Section 14(d)(4) of the Exchange Act, states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

47. In accordance with SEC Rule 14d-9, Item 8 of Schedule 14D-9 requires that a company:

Furnish such additional material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

48. During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Solicitation Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9.

49. Each of the Individual Defendants, by virtue of their positions within the Company as officers and/or directors, were aware of materially false and/or misleading and/or omitted information but failed to disclose such information, in violation of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Solicitation Statement with respect to the Proposed Transaction.

50. Defendants acted knowingly or with deliberate recklessness in filing the materially false and misleading Solicitation Statement which omitted material information.

51. The false and misleading statements and omissions in the Solicitation Statement are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in connection with the Proposed Transaction.

COUNT III

Violations of Section 20(a) of the Exchange Act

Against the Individual Defendants

52. Plaintiff repeats and re-alleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

53. The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Solicitation Statement.

54. Each of the Individual Defendants was provided with or had unlimited access to copies of the Solicitation Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Solicitation Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading.

55. In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Solicitation Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Solicitation Statement at issue contains the recommendation of the Individual Defendants to tender their shares pursuant to the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Solicitation Statement.

56. In addition, as the Solicitation Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Solicitation Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants.

57. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

58. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Sections 14(e), 14(d)(4), and Rule 14d-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, the Company’s shareholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and the tender offer in connection with the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to the Company’s shareholders;

B. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding Plaintiff rescissory damages;

C. Declaring that Defendants violated Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder;

D. Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expenses and expert fees; and

E. Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: April 5, 2021		Respectfully submitted,

HALPER SADEH LLP

	By:	/s/ Daniel Sadeh
Daniel Sadeh, Esq.
Zachary Halper, Esq. (to be admitted pro hac vice) 667 Madison Avenue, 5th Floor
New York, NY 10065
Telephone: (212) 763-0060
Facsimile: (646) 776-2600
Email: sadeh@halpersadeh.com zhalper@halpersadeh.com

Counsel for Plaintiff